SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration
under Section 12(g) of the Securities Exchange Act of 1934
or Suspension of Duty to File Reports Under Section 13
and 15(d) of the Securities Exchange Act of 1934

Commission File Number 0-22276

ALLIED HOLDINGS, INC. 401(k) RETIREMENT PLAN

(Exact name of registrant as specified in its charter)

160 Clairemont Avenue, Suite 200, Decatur, Georgia 30030 (404) 370-1100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an x in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☒
Rule 12h-3(b)(1)(i)	☒

     Approximate number of holders of record as of the certification or notice date: 0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Allied Holdings, Inc. 401(k) Retirement Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Allied Holdings, Inc. 401(k) Retirement Plan

Date: February 4, 2003	/s/ Thomas M. Duffy

Thomas M. Duffy, Esq. Senior Vice President, Secretary and General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel, or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.